

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

  Re: American Battery Technology Company
    Form 10-K for the Fiscal Year Ended June 30, 2024
    Filed September 23, 2024
    File No. 001-41811

Dear Ryan Melsert:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation